SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) NO.

76.535.764/0001-43

BOARD OF TRADE (NIRE) NO. 33.3.0029520-8

PUBLICLY-HELD COMPANY

NOTICE TO SHAREHOLDERS

Partial Payment of Interest on Shareholders’ Equity

Following the Notice to Shareholders dated December 10, 2010, BRASIL TELECOM S.A. (“BrT”) announces to its shareholders that, as of this date, its Board of Executive Officers, pursuant to the resolution of the Board of Directors of November 17, 2010, decided to initiate the partial payment of Interest on Shareholders’ Equity (Juros sobre Capital Próprio) (“ISE”) for the fiscal year 2010, as follows:

I. Partial payment of ISE to shareholders in the gross amount of R$106,052,355.90 (one hundred and six million, fifty-two thousand, three hundred and fifty-five reais and ninety cents): This amount is within the limit of R$363,177,000.00 (three hundred and sixty-three million, one hundred and seventy-seven thousand reais) approved pursuant to the authorizations mentioned above and may be attributed to the mandatory dividends for the fiscal year 2010, pursuant to paragraph 7 of article 9 of Law No. 9,249/95.

II. Positions credited: All shares have been trading ex-ISE since December 22, 2010. The ISE amounts will be paid based on the shareholding positions of December 21, 2010, as follows:

Share	Gross amount per share (R$)	Amount per share net of withholding income tax (R$)	Total gross amount (R$)
BRTO3 (common)	0.179814065196	0.152841955417	36,578,348.23
BRTO4 (preferred)	0.179814065196	0.152841955417	69,474,007.67

III. Payment: The approved ISE will be paid as of January 21, 2011 to the shareholders of BrT, through Bradesco S.A. (“Bradesco”).

IV. Taxation: In accordance with item “3” of the Notice to Shareholders published on December 10, 2010, the amounts described in item II above are net of income tax withheld at source, pursuant to the tax rates set forth in the applicable law. Shareholders that are exempt or immune from payment of income tax, and who proved such condition by December 27, 2010 at a branch of Bradesco, will not have any taxes withheld at source.

V. Payment Terms: (a) shareholders who are eligible to receive ISE and who have accounts with Bradesco as of the payment date (January 21, 2011), will have the amounts credited to such accounts; (b) all other eligible shareholders who have been duly identified must make a request at the Bradesco branch of their choice for a payment notice for receipt at the teller; (c) shareholders who have shares under custody at CBLC – Companhia Brasileira de Liquidação e Custódia will receive payment through their trustees.

VI. Registrations: (a) Shareholders with irregular or outdated registration files may receive ISE, as long as they present, at the Bradesco branch of their choice, the required documentation to update their registration files: ID card, CPF card and proof of address, in the case of individuals; or CNPJ and bylaws/articles of association accompanied by the respective power-of-attorney, in the case of companies; (b) Shareholders who are represented by attorneys-in-fact/legal representatives must grant specific powers by a public instrument, for a definite term, and specifying the amount and type of shares eligible for the receipt of dividends.

Rio de Janeiro, January 12, 2011.

Alex Waldemar Zornig

Chief Financial Officer and Investor Relations Officer

Brasil Telecom S.A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2011

BRASIL TELECOM S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Chief Financial Officer and Investor Relations Officer